Filed Pursuant to Rule 424(b)(2)
Registration No. 333-134553

Calculation of the Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)

Notes	$13,997,350	$429.72

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.
(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $963,348.74 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-134553) filed by Lehman Brothers Holdings Inc. and the other Registrants thereto on May 30, 2006, and have been carried forward, of which $429.72 is offset against the registration fee due for this offering and of which $962,919.02 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

PRICING SUPPLEMENT NO. 1

(To prospectus dated May 30, 2006

prospectus supplement dated May 30, 2006

underlying supplement no. 910 dated August 21, 2007 and

product supplement no. 720-I, dated August 21, 2007)

MTNI397

Autocallable Optimization Securities with Contingent Protection Linked to the S&P 500® Financials Index

Tactical Solution for Flat or Bullish Markets

Lehman Brothers Holdings Inc. $13,997,350 Securities linked to the S&P 500® Financials Index due September 19, 2008

Investment Description

These Autocallable Optimization Securities with Contingent Protection Linked to the S&P 500® Financials Index (the “Notes”) are designed for investors who want to express a bullish view of the U.S. financial sector through an investment linked to the S&P 500® Financials Index (the “Index”). If the closing level of the Index on any quarterly Observation Date is at or above the Index Starting Level, the Notes will be called for an annualized return of 22.40%. If the Notes are not called, at maturity you will receive your principal, unless the Index closes below the Trigger Level on any trading day during the Observation Period, in which case you will receive a payment equal to the principal amount of your Notes reduced by a percentage equal to the absolute value of the Index Return. Investors must be willing to risk losing up to 100% of their investment.

Features

❑

Positive Call Return in Flat or Bullish Scenarios—If the closing level of the Index on any Observation Date is at or above the Index Starting Level, the Notes will be called and you will receive a positive return on your investment.

❑

Contingent Principal Protection—If the Notes are not called at maturity, the contingent principal protection feature protects your principal if the Index closing level is not below the Trigger Level on any trading day during the Observation Period.

❑

Express a Bullish View of the U.S. financial sector[1] —The Notes are linked to the Index, which as of August 31, 2007 consisted of 93 companies involved in the U.S. financial sector and is designed to represent the sector’s diverse sub-sectors, such as banking, mortgage finance, consumer finance, specialized finance, investment banking and brokerage, asset management and custody, corporate lending, insurance and financial investment and real estate, including REITs.

Key Dates

Trade Date	September 13, 2007
Settlement Date	September 18, 2007
Final Valuation Date*	September 16, 2008
Maturity Date*	September 19, 2008

*	Subject to postponement in the event of a market disruption event, as described under “Description of Notes—Payment at Maturity” in accompanying product supplement no. 720-I.

[1]

Please see “Key Risks—We and our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that are Inconsistent with Investing in or Holding the Notes. Any Such Research, Opinions or Recommendations Could Affect the Level of the Index and, Consequently, the Value of the Notes” below.

Security Offerings

We are offering Autocallable Optimization Securities with Contingent Protection Linked to the S&P 500® Financials Index. The Notes are offered at a minimum investment of $1,000 in denominations of $10 and integral multiples of $10 in excess thereof.

See “Additional Information about Lehman Brothers Holdings Inc. and the Notes” on page 2. The Notes offered will have the terms specified in the base prospectus dated May 30, 2006, the MTN prospectus supplement dated May 30, 2006, product supplement no. 720-I dated August 21, 2007, underlying supplement no. 910 dated August 21, 2007 and this pricing supplement. See “Key Risks” on page 5, the more detailed “Risk Factors” beginning on page SS-1 of product supplement no. 720-I for risks related to an investment in the Notes and “Risk Factors” beginning on page US-1 of underlying supplement no. 910 for risks related to the Index.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this pricing supplement, the accompanying base prospectus, MTN prospectus supplement, product supplement no. 720-I, underlying supplement no. 910 or any other related prospectus supplements, or any other relevant terms supplement. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities of Lehman Brothers Holdings Inc. and are not FDIC-insured.

	Price to Public	Underwriting Discount	Proceeds to Us
Per Note	100.00%	1.25%	98.75%
Total	$13,997,350.00	$174,966.88	$13,822,383.12

UBS Financial Services Inc.	Lehman Brothers Inc.

Additional Information about Lehman Brothers Holdings Inc. and the Notes

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission, or SEC, for this offering. Before you invest, you should read this pricing supplement together with the base prospectus, as supplemented by the MTN prospectus supplement relating to our Series I medium-term notes of which the Notes are a part, and the more detailed information contained in product supplement no. 720-I (which supplements the description of the general terms of the Notes) and underlying supplement no. 910 (which describes the Index, including risk factors specific to it). Buyers should rely upon the base prospectus, the MTN prospectus supplement, product supplement no. 720-I, underlying supplement no. 910, this pricing supplement, any other relevant terms supplement and any other relevant free writing prospectus for complete details. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials, including preliminary pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. To the extent that there are any inconsistencies among the documents listed below, this pricing supplement shall supersede product supplement no. 720-I, which shall, likewise, supersede the base prospectus and the MTN prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 720-I and “Risk Factors” in the accompanying underlying supplement no. 910, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term or through the links below, or by calling UBS Financial Services Inc. toll-free at 1-877-827-2010 or Lehman Brothers Inc. toll-free at 1-888-603-5847.

You may access these documents on the SEC website at www.sec.gov as follows:

♦	Product supplement no. 720-I dated August 21, 2007:

http://www.sec.gov/Archives/edgar/data/806085/000119312507186752/d424b2.htm

♦	Underlying supplement no. 910 dated August 21, 2007:

http://www.sec.gov/Archives/edgar/data/806085/000119312507186750/d424b2.htm

♦	MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

♦	Base prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

References to “Lehman Brothers,” “we,” “our” and “us” refer only to Lehman Brothers Holdings Inc. and not to its consolidated subsidiaries. In this document, unless the context otherwise requires, “Notes” refers to the Autocallable Optimization Securities with Contingent Protection Linked to the S&P 500® Financials Index that are offered hereby.

Investor Suitability

The Notes may be suitable for you if, among other considerations:

♦	You believe the Index will not close below the Trigger Level on any trading day during the Observation Period

♦	You believe the Index will close at or above the Index Starting Level on any Observation Date, including the Final Valuation Date

♦	You are willing to hold Notes that will be called on any Observation Date on which the Index closes at or above the Index Starting Level or otherwise to hold the Notes to maturity

♦	You do not seek current income from this investment

The Notes may not be suitable for you if, among other considerations:

♦	You believe the Index will close below the Trigger Level on at least one trading day during the Observation Period and that at maturity the Index Return will be negative

♦	You believe stock prices of companies involved in the U.S. financial sector will decrease during the Observation Period

♦	You seek an investment that is 100% principal protected

♦	You are not willing to make an investment in which you could lose up to 100% of your principal amount

♦	You seek an investment whose return is not limited to the pre-specified Return on Call Date, a total return based upon an annualized return of 22.40%.

♦	You seek an investment for which there will be an active secondary market

♦	You are unable or unwilling to hold Notes that will be called on any Observation Date on which the Index closes at or above the Index Starting Level or otherwise to hold the Notes to maturity

♦	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings

♦	You seek current income from your investment

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the “Key Risks” on page 5, “Risk Factors” in product supplement no. 720-I, underlying supplement no. 910 and the MTN Prospectus Supplement for risks related to an investment in the Notes.

Indicative Terms

Issuer	Lehman Brothers Holdings Inc. (A+/A1/AA-)[1]

Issue Price	$10 per Note

Term	One year, unless earlier called.

Index	S&P® 500 Financials Index (the “Index”).

Call Feature	The Notes will be called if the closing level of the Index on any Observation Date is at or above the Index Starting Level.

Observation Dates	December 14, 2007, March 14, 2008, June 16, 2008 and on or about September 16, 2008.

Call Settlement Dates	Three business days following the relevant Observation Date.

Return on Call Date

If the Notes are called, investors will receive a cash payment per $10 principal amount Note equal to the Call Price for the applicable Observation Date. The Return on Call Date will be based upon an annualized return of 22.40%.

Observation Date	Return on Call Date	Call Price (per $10.00)
December 14, 2007	5.60%	$10.56
March 14, 2008	11.20%	$11.12
June 16, 2008	16.80%	$11.68
Final Valuation Date (on or about September 16, 2008)	22.40%	$12.24

Payment at Maturity (per $10)

If the Notes are not called and the Index closing level is not below the Trigger Level on any trading day during the Observation Period, you will receive a cash payment on the Maturity Date equal to $10 per $10 principal amount Note.

If the Notes are not called and the Index closing level is below the Trigger Level on any trading day during the Observation Period, you will receive a cash payment on the Maturity Date equal to:

$10 × (1 + Index Return);

provided that you will not receive any payment if the Index Return is equal to -100%

If the Index Return is negative, you may lose all or a substantial portion of your principal.

Index Return	Index Ending Level - Index Starting Level Index Starting Level

Trigger Level	361.90, which is 80% of the Index Starting Level.

Observation Period	The period commencing on (and including) the Trade Date and ending on (and including) the Final Valuation Date.

Index Starting Level	452.38, which was the closing level of the Index on the Trade Date.

Index Ending Level	The closing level of the Index on the Final Valuation Date.

CUSIP	52522L251

ISIN	US52522L2512

Determining Payment at Maturity

[1]

Lehman Brothers Holdings Inc. is rated A+ by Standard & Poor’s, A1 by Moody’s and AA- by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating. The creditworthiness of the issuer does not affect or enhance the likely performance of the investment other than the ability of the issuer to meet its obligations.

What are the tax consequences of the Notes?

Lehman Brothers Holdings Inc. intends to treat, and by purchasing a Note, for all tax purposes, you agree to treat, a Note as a cash-settled financial contract, rather than as a debt instrument. See “Certain U.S. Federal Income Tax Consequences” in product supplement no. 720-I.

Scenario Analysis and Examples at Maturity

The following examples reflect an Index Starting Level of 452.38, a Return on Call Date of 22.40% per annum and a Trigger Level of 361.90 (80% of the Index Starting Level).

EXAMPLE 1: Notes are Called 9 months after Trade Date
Observation Date	Index Level	Result
December 14, 2007	372.80	Below Index Starting Level and Above Trigger Level, Securities NOT Called
March 14, 2008	407.10	Below Index Starting Level and Above Trigger Level, Securities NOT Called
June 16, 2008	470.90	Above Index Starting Level and Above Trigger Level, Securities are Called

Call Price (per $10.00)		$11.68 (return for 9 months at 22.40% per annum)

EXAMPLE 2: Notes are Called on the Final Valuation Date
Observation Date	Index Level	Result
December 14, 2007	426.70	Below Index Starting Level and Above Trigger Level, Securities NOT Called
March 14, 2008	387.50	Below Index Starting Level and Above Trigger Level, Securities NOT Called
June 16, 2008	407.10	Below Index Starting Level and Above Trigger Level, Securities NOT Called
Final Valuation Date (on or about September 16, 2008)	480.70	Above Index Starting Level and Above Trigger Level, Securities are Called

Call Price (per $10.00)		$12.24 (return for 1 year at 22.40% per annum)

EXAMPLE 3: Notes are NOT Called and the Index never closes below the Trigger Level on any trading day during the Observation Period
Observation Date	Index Level	Result
December 14, 2007	426.70	Below Index Starting Level and Above Trigger Level, Securities NOT Called
March 14, 2008	372.80	Below Index Starting Level and Above Trigger Level, Securities NOT Called
June 16, 2008	407.10	Below Index Starting Level and Above Trigger Level, Securities NOT Called
Final Valuation Date (on or about September 16, 2008)	416.90	Below Index Starting Level and Above Trigger Level, Securities NOT Called

Settlement Amount (per $10.00)		$10.00

EXAMPLE 4: Notes are NOT Called and the Index closes below the Trigger Level on any trading day during the Observation Period
Observation Date	Index Level	Result
December 14, 2007	429.70	Below Index Starting Level and Above Trigger Level, Securities NOT Called
March 14, 2008	407.10	Below Index Starting Level and Above Trigger Level, Securities NOT Called
June 16, 2008	338.40	Below Index Starting Level and Below Trigger Level, Securities NOT Called
Final Valuation Date (on or about September 16, 2008)	316.67	Below Index Starting Level and Below Trigger Level, Securities NOT Called
Settlement Amount (per $10.00)		$10.00 × (1 + Index Return on the Final Valuation Date)
		$10.00 × (1 - 30%)
		$7.00

Key Risks

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in a long position in the Index or in any of the stocks included in the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 720-I and in the “Risk Factors” section of the accompanying underlying supplement no. 910. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the Notes in light of your particular circumstances.

♦

Potentially Full Market Risk; You May Lose Some or All of Your Principal: If the Index level closes below the Trigger Level on any trading day during the Observation Period, you are fully exposed to any decrease in the level of the Index (as measured by the Index Return). In these circumstances, you will lose 1% of your principal at maturity for every 1% decrease in the Index, up to 100% of your investment.

♦

Limited Return on the Notes: Your potential gain on a $10 principal amount Note will be limited to the Call Price applicable for an Observation Date (less the $10 initial investment), regardless of the appreciation in the Index, which may be significant. Similarly, because the determination of whether the Notes will be called will be based on the Index closing level on a limited number of Observation Dates prior to the Maturity Date, and because, if the Notes are not called, the Index Ending Level will be based on the Index closing level on the last Observation Date (i.e., the Final Valuation Date), your return may be adversely affected by a sudden or temporary decrease in the Index closing level on any or all of the Observation Dates. Conversely, you will not benefit from higher Index closing levels at any time during the term of the Notes other than on the Observation Dates. As a result, you may receive a lower return on the Notes than you would receive if you were to take a position in the stocks underlying the Index or in contracts relating to the Index.

♦

No Assurances of a Positive-Return Environment: While the Notes are structured to provide potentially enhanced returns in a positive-return environment, we cannot assure you of the economic environment during the term or at maturity of your Notes.

♦

Dealer Incentives: We, our affiliates and agents, and UBS Financial Services, and its affiliates act in various capacities with respect to the Notes. Lehman Brothers Inc. and other of our affiliates may act as a principal, agent or dealer in connection with the Notes. Such affiliates, including the sales representatives, will derive compensation from the distribution of the Notes and such compensation may serve as an incentive to sell the Notes instead of other investments. We will pay compensation of $0.125 per Note to the principals, agents and dealers in connection with the distribution of the Notes.

♦

Lack of Liquidity: The Notes will not be listed on any securities exchange. Lehman Brothers Inc. intends to offer to purchase the Notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Lehman Brothers Inc. is willing to buy the Notes. If you are an employee of Lehman Brothers Holdings Inc. or one of our affiliates, you may not be able to purchase the Notes from us and your ability to sell or trade the Notes in the secondary market may be limited.

♦

Potential Conflicts: We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

♦

Reinvestment Risk: If your Notes are called early, the holding period over which you would receive the per annum return of 22.40% could be as little as three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk following an early call.

♦

No Interest or Dividend Payments or Voting Rights: As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks included in the Index would have.

♦

Certain Built-in Costs are Likely to Adversely Affect the Value of the Notes Prior to Maturity: While the payment at maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Lehman Brothers Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the Maturity Date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. You should be willing to hold your notes to maturity.

♦

We and our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that are Inconsistent with Investing in or Holding the Notes. Any Such Research, Opinions or Recommendations Could Affect the Level of the Index and, Consequently, the Value of the Notes: We, our affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that may be inconsistent with purchasing or holding the Notes. We, our affiliates and agents may publish or may have published research or other opinions that are inconsistent with an investment position in the S&P 500® Financials Index. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Additionally, UBS Financial Services Inc. and its affiliates may publish or may have published research or other opinions that are inconsistent with an investment position in the S&P 500® Financials Index. Investors should make their own independent investigation of the merits of investing in the Notes.

♦

We Cannot Control Actions by the Companies Whose Stocks or Other Equity Securities are Represented in the S&P 500® Financials Index: We are one of the companies that are represented in the S&P 500® Financials Index, but we are not affiliated with any of the other companies whose stock is represented in the S&P 500® Financials Index. As a result, we will have no ability to control the actions of such companies, including actions that could affect the value of the stocks underlying the Index or your Notes. None of the money you pay us will go to any of the companies represented in the S&P 500® Financials Index, and none of those companies will be involved in the offering of the Notes in any way. Neither those companies nor we will have any obligation to consider your interests as a holder of the Notes in taking any corporate actions that might affect the value of your Notes.

♦

Many Economic and Market Factors Will Impact the Value of the Notes: In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other and which are set out in more detail in the product supplement no. 720-I and the underlying supplement no. 910.

♦	Uncertain Tax Treatment: Significant aspects of the tax treatment of the Notes are uncertain. You should consult your own tax advisor about your own tax situation before investing in the Notes.

♦

Your Investment is Concentrated in the U.S. Financial Services Sector: All of the securities included in the Index are issued by companies whose primary lines of business are directly associated with the U.S. financial services sector.

The S&P 500® Financials Index

The S&P 500® Financials Index, a subset of the S&P 500® Index, is published by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. The Index is a float-adjusted, capitalization-weighted index, which was as of August 31, 2007 composed of 93 companies, designed to effectively represent the performance of the U.S. financial sector. The companies that make up the Index account for a large percentage of the market capitalization of the U.S. financial sector and represent the sector’s diverse sub-sectors, such as banking, mortgage finance, consumer finance, specialized finance, investment banking and brokerage, asset management and custody, corporate lending, insurance and financial investment and real estate, including REITs. A current list of the stocks that make up the S&P 500® Financials Index is available on the Standard & Poor’s website at www.standardandpoors.com.

You can obtain the level of the S&P 500® Financials Index at any time from the Bloomberg Financial Markets page “S5FINL <Index> <GO>“or from the S&P website at www.standardandpoors.com.

The graphs below illustrate the performance of the Index from September 12, 1997 to September 13, 2007. The historical levels of the Index should not be taken as an indication of future performance.

Source: Bloomberg L.P.

The Index closing level on September 13, 2007 was 452.38.

The information on the S&P 500® Financials Index provided in this document should be read together with the underlying supplement no. 910. Information contained in the Standard & Poor’s website referenced above is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

Supplemental Plan of Distribution

We have agreed to sell to UBS Financial Services Inc. and Lehman Brothers Inc. (together the “Agents”), and the Agents will agree to purchase, all of the Notes at the price indicated on the cover of this pricing supplement. UBS Financial Services Inc. may allow a concession not in excess of the underwriting discount to its affiliates.

We have agreed to indemnify the Agents against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agents may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus. We have agreed that UBS Financial Services Inc. may sell all or a part of the Notes that it purchases from us to its affiliates at the price that will be indicated on the cover of this pricing supplement that will be available in connection with the sales of the Notes.

Subject to regulatory constraints, Lehman Brothers Inc. has agreed to use reasonable efforts to make a market in the Notes for so long as the Notes are outstanding.

We have, or our affiliate has, entered into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes, and the Agents and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.